EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income Before Income Taxes	$204,394	$190,133	$297,347	$189,517	$201,434
Fixed Charges (as below)	161,849	164,660	173,293	174,965	168,003
Total Earnings	$366,243	$354,793	$470,640	$364,482	$369,437

FIXED CHARGES
Interest Expense	$80,034	$89,851	$101,145	$104,465	$97,665
Credit for Allowance for Borrowed Funds Used During Construction	5,315	4,609	8,348	8,500	7,838
Estimated Interest Element in Lease Rentals	76,500	70,200	63,800	62,000	62,500
Total Fixed Charges	$161,849	$164,660	$173,293	$174,965	$168,003

Ratio of Earnings to Fixed Charges	2.26	2.15	2.71	2.08	2.19